Rule 424(b)(3)
                                                   Registration No. 333-60474


PRICING SUPPLEMENT NO. 219 dated March 29, 2005
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PZH7

ISIN:                           US52517PZH71

Specified Currency:             US Dollars

Principal Amount:               US$15,000,000.00

                                Total                   Per Note
Issue Price:                    US$15,000,000.00        100%
Agent's Commission:             US$         0.00          0%
Proceeds to Lehman
   Brothers Holdings:           US$15,000,000.00        100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue additional Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).

We may also issue additional Notes following the Original Issue Date at a new Issue Price and subject to a new Agent's Commission. All such additional Notes would form a single tranche with, have the same CUSIP number as and trade interchangeably with these Notes immediately upon settlement.

Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Trade Date:                     March 29, 2005

Original Issue Date:            April 20, 2005

Stated Maturity Date:           April 20, 2007; provided that if such day is
                                not a New York Business Day, then such day will be the following New York Business Day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not Applicable


[  ]  Fixed Rate Note           Interest Rate per Annum:         %

[X ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [X ]  Treasury Rate:    Constant Maturity [X ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:

Index Maturity:                 2 years

Spread:                         Minus 0.25%

Initial Interest Rate:          Not applicable

Spread Multiplier:              Not applicable

Maximum Interest Rate:          Not applicable

Minimum Interest Rate:          0.00%

Interest Calculation:           All values used in any calculation of the
                                Interest Rate will be rounded to five decimal places and all percentages resulting from any Interest Rate calculation will be rounded to three decimal places.

Determination Dates:            Two New York Business Days prior to the
                                applicable Interest Reset Date

Interest Reset Dates:           The Original Issue Date and each Interest
                                Payment Date

Interest Payment Dates:         Monthly on the 20th, commencing on May 20,
                                2005

New York Business Day:          Any day that is not a Saturday or a Sunday and
                                that, in New York City, is not on a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

"Accrue to Pay":                [X ]  Yes       [  ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            Not applicable

Optional Repayment:             Not applicable

Extension of Maturity:          Not applicable

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000.00 and whole multiples of $1,000.00

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's Ratings Services, A1 by
                                Moody's Investors Service and A+ by Fitch
                                Ratings.


RISK FACTORS

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the anticipated level and potential volatility of the 2-Year CMT Rate, the method of calculating the 2-Year CMT Rate, the time remaining to the maturity of the Notes, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 2-Year CMT Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 2-Year CMT in effect for the hypothetical Interest Determination Dates listed below, illustrates the variability of that rate:


Historical Levels of 2-Year CMT

Interest Determination                    Interest Determination
Date                      2-Year CMT      Date                      2-Year CMT

January 20, 1995          7.50            March 20, 2000            6.52
February 21, 1995         7.09            April 20, 2000            6.38
March 20, 1995            6.69            May 22, 2000              6.81
April 20, 1995            6.43            June 20, 2000             6.43
May 22, 1995              6.19            July 20, 2000             6.32
June 20, 1995             5.72            August 21, 2000           6.28
July 20, 1995             5.91            September 20, 2000        6.11
August 21, 1995           6.08            October 20, 2000          5.84
September 20, 1995        5.73            November 20, 2000         5.87
October 20, 1995          5.72            December 20, 2000         5.24
November 20, 1995         5.46            January 22, 2001          4.75
December 20, 1995         5.33            February 20, 2001         4.73
January 22, 1996          5.08            March 20, 2001            4.24
February 20, 1996         5.18            April 20, 2001            4.26
March 20, 1996            5.76            May 21, 2001              4.37
April 22, 1996            5.92            June 20, 2001             3.98
May 20, 1996              6.02            July 20, 2001             3.98
June 20, 1996             6.38            August 20, 2001           3.74
July 22, 1996             6.23            September 20, 2001        2.91
August 20, 1996           5.97            October 22, 2001          2.79
September 20, 1996        6.26            November 20, 2001         2.96
October 21, 1996          5.91            December 20, 2001         3.15
November 20, 1996         5.65            January 22, 2002          2.97
December 20, 1996         5.83            February 20, 2002         3.00
January 21, 1997          5.99            March 20, 2002            3.71
February 20, 1997         5.85            April 22, 2002            3.37
March 20, 1997            6.27            May 20, 2002              3.33
April 21, 1997            6.46            June 20, 2002             2.93
May 20, 1997              6.25            July 22, 2002             2.40
June 20, 1997             6.02            August 20, 2002           2.12
July 21, 1997             5.94            September 20, 2002        1.94
August 20, 1997           5.88            October 21, 2002          2.23
September 22, 1997        5.79            November 20, 2002         1.98
October 20, 1997          5.90            December 20, 2002         1.76
November 20, 1997         5.73            January 21, 2003          1.67
December 22, 1997         5.69            February 20, 2003         1.59
January 20, 1998          5.37            March 20, 2003            1.75
February 20, 1998         5.41            April 21, 2003            1.71
March 20, 1998            5.52            May 20, 2003              1.31
April 20, 1998            5.57            June 20, 2003             1.22
May 20, 1998              5.57            July 21, 2003             1.61
June 22, 1998             5.52            August 20, 2003           1.84
July 20, 1998             5.46            September 22, 2003        1.70
August 20, 1998           5.32            October 20, 2003          1.88
September 21, 1998        4.63            November 20, 2003         1.83
October 20, 1998          3.98            December 22, 2003         1.84
November 20, 1998         4.66            January 20, 2004          1.69
December 21, 1998         4.56            February 20, 2004         1.75
January 20, 1999          4.66            March 22, 2004            1.52
February 22, 1999         4.91            April 20, 2004            2.11
March 22, 1999            5.08            May 20, 2004              2.55
April 20, 1999            4.95            June 21, 2004             2.80
May 20, 1999              5.35            July 20, 2004             2.67
June 21, 1999             5.62            August 20, 2004           2.46
July 20, 1999             5.43            September 20, 2004        2.46
August 20, 1999           5.65            October 20, 2004          2.53
September 20, 1999        5.67            November 22, 2004         2.95
October 20, 1999          5.94            December 20, 2004         3.06
November 22, 1999         5.95            January 20, 2005          3.21
December 20, 1999         6.21            February 22, 2005         3.46
January 20, 2000          6.49            March 21, 2005            3.72
February 22, 2000         6.57


The historical experience of 2-Year CMT should not be taken as an indication of the future performance of 2-Year CMT during the term of the Notes. Fluctuations in the level of 2-Year CMT make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Nahill Younis
Name:    Nahill Younis
Title:   Authorized Officer